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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X   Form 40-F
                                       ---           ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                    Yes     No X
                                       ---    ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                    Yes     No X
                                       ---    ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes    No X
                                       ---   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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ENDESA Places US$ 575 Million Of Long Term Debt In The US

    NEW YORK--(BUSINESS WIRE)--July 9, 2004--ENDESA:

    -- This is the largest operation carried out by a Spanish company on the US private market and the second largest by a European utility.

    -- Demand was US$ 727 million and the debt was issued at terms from 7 to 15 years.

    -- ENDESA takes up positions in the US market and diversifies its long term stable investor base.

    -- The funds obtained will enable the Company to refinance debt maturities and carry out its 2004-2008 Investment Plan which assigns Euro 9 billion to the Iberian market.

    ENDESA (NYSE:ELE) has concluded its first private placement of long term debt in the US for an amount US$ 575 million. This is the largest operation carried out by a Spanish company on the US private market and the second largest by a European utility.
    Demand was US$ 727 million and the debt was issued at terms from 7 to 15 years. This issue will enable ENDESA to refinance debt under more favourable terms and conditions than on the euromarket while also extending its average life. The funds in US$ of the transaction have been swapped into euros at a floating interest rate.
    This issue of long term debt positions ENDESA in the US market with the aim of diversifying its stable, fixed income investor base and lengthening its debt maturity profile which was 5.2 years at 31 March 2004 vs 4.3 at the end of 2002.
    To conclude the operation the Company held meetings and contacts with investors in twelve cities in the US between June 21 and 25. The funds obtained will enable the Company to refinance debt maturities and progress in its 2004-2008 Investment Plan which assigns Euro 9 billion to the Iberian market, making ENDESA the biggest investor in basic infrastructure on this market. Euro 5.5 billion will be spent on mainland and island and special regime generation while a little over Euro 3.3 billion will be used to improve electricity distribution infrastructure.
    It is worth recalling that on 2 July Moody's upgraded its credit rating for ENDESA from neutral to positive.

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: July 9th, 2004         By: /s/ David Raya
                                 --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations